

Mail Stop 3720

January 23, 2009

Paul Kelly
President
NB Telecom, Inc.
No. 9 Qinling Road
Yingbin Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang, China 150078

> **Re: NB Telecom, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 15, 2009**
> **File No. 0-53131**

Dear Mr. Kelly:

    We have reviewed the above filing and your response letter dated January 15, 2009 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to comment one from our letter dated January 14, 2009. We further note the statement in your response letter that "[a]n amendment to the certificate of incorporation is only necessary to complete our obligation pursuant to the Agreement and Plan of Merger regarding the increase of the authorized shares of the common stock and preferred stock of the Company…" If the amendments to your certificate of incorporation are necessary to complete your obligations pursuant to the Agreement and Plan of Merger executed by the company on December 24, 2008, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the merger, including the disclosure under Item 14 of Schedule 14A. See Note A to

Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement.

2. We note your response to comment two from our letter dated January 14, 2009. Please revise your filing to clearly state, if true, that your management intends to issue 38,194,702 shares of common stock pursuant to the merger agreement. We also note the statement on page four of your information statement that you need additional authorized shares in order to "honor certain contractual obligations "under the merger agreement. Please revise this disclosure to explain and quantify these obligations.   Please also revise your disclosure to state, if true, that management currently does not have any plans, proposals or arrangements with respect to the "future transactions to raise the working capital funds of the Company" which are referenced in this section.

*   *   *   *

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of the filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Sincerely,
/s

Celeste M. Murphy
Legal Branch Chief